

J.P.Morgan

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
April 2, 2009

The JPMorgan Alerian MLP Index Exchange Traded Notes

The JPMorgan Alerian MLP Index Exchange Traded Notes ("ETNs") are senior, unsecured obligations of JPMorgan Chase & Co. (the "Issuer") that deliver exposure to the portfolio of midstream energy Master Limited Partnerships ("MLPs") underlying the Alerian MLP Index. The ETNs pay a variable quarterly coupon whose value is linked to the cash distributions, if any, paid on the underlying MLPs, less the Accrued Tracking Fee[1]. On a weekly basis, investors may request that the Issuer repurchase[2] the ETNs before the maturity date. An investment in the ETNs may result in a loss, and the quarterly coupons are variable and may be zero.

What are MLPs?

MLPs are limited partnerships that are publicly traded on a U.S. securities exchange. MLPs as an asset class originated in the 1980s as a result of laws passed by Congress designed to encourage investment in energy and natural resources. The majority of MLPs in existence today operate in the energy infrastructure industry and engage in the transportation and storage of natural resources such as refined petroleum products and natural gas.

Why invest in MLPs?

■**Relatively low correlation**: MLPs have had relatively low correlation to a wide range of asset classes including equities and commodities.

■**Potential for attractive yields**: The historical yields on MLPs have been attractive compared to other income-oriented investments.

Benefits of Investing in the ETNs

■**Exposure to energy MLPs**: The ETNs, through a single investment, provide convenient access to the portfolio of energy MLPs in the AMZ Index.

■**Quarterly Coupons:** The ETNs pay quarterly, variable coupons which are based on the cash distributions, if any, paid on the MLPs in the AMZ Index, less the Accrued Tracking Fee.

■**No K-1 forms**: Investors will not receive K-1 forms as a result of their investment in the ETNs.

■**Exchange-traded**: The ETNs trade on the NYSE Arca, Inc.

The Alerian MLP Index

The Alerian MLP Index ("Index" or "AMZ Index") was created to provide a comprehensive benchmark for investors to track the performance of the energy MLP sector. The Index components are selected by GKD Index Partners, LLC, an affiliate of Alerian Capital Management, LLC ("Alerian").

Alerian is a registered investment advisor that manages portfolios focused on midstream energy MLPs. The company focuses on fundamental analysis in this emerging asset class.

Source: Alerian

Hypothetical, Historical Index Correlations

	Alerian MLP Index	S&P 500® Index	S&P 500® Utilities Index	Barcap US Aggregate Bond Index[SM]	Dow Jones AIG Commodity Index[SM]
Alerian MLP Index	100.00%	58.34%	60.01%	14.23%	37.73%
S&P 500® Index		100.00%	71.64%	23.24%	37.43%
S&P 500® Utilities Index			100.00%	36.56%	43.36%
Barcap US Aggregate Bond Index[SM]				100.00%	2.50%
Dow Jones AIG Commodity Index[SM]					100.00%

Sources: Bloomberg, JPMorgan. Calculated as of March 31, 2009. Based on monthly returns over past 5 years. Historical performance of the Index is not indicative of future performance of the Index or the ETNs.

Current Yield



- Alerian MLP Index: 10.57%
- S&P 500 Utilities Index: 5.18%
- 10 Year US Treasury Bond: 2.69%

Sources: Bloomberg, JPMorgan. Calculated as of March 31, 2009. For the equity indices, current yield equals the sum of dividends paid for all index components for the past 12 months divided by the current index level. The yields shown above are for informational purposes only and are not indicative of the coupon payments, if any, on the ETNs.

Index Total Returns and Standard Deviations

	3 Month Return %	1 Year Return %	3 Year Return % Annualized	5Year Return % Annualized	Standard Deviation % Annualized
Alerian MLP Index	11.20%	-24.29%	-1.97%	3.79%	20.62%
S&P 500® Index	-11.01%	-38.09%	-13.06%	-4.76%	17.36%
S&P 500® Utilities Index	-10.79%	-29.66%	-2.54%	4.79%	17.60%
Barcap US Aggregate Bond Index[SM]	0.12%	3.13%	5.78%	4.13%	3.96%
Dow Jones AIG Commodity Index[SM]	-6.31%	-44.99%	-9.84%	-3.25%	21.16%

Sources: Bloomberg, JPMorgan. Calculated as of March 31, 2009. The returns and standard deviations above are for informational purposes only. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. There is no guarantee that the Index or the ETN will outperform any alternative investment strategy. The standard deviation is based on monthly returns over the past 5 years.

1. The "Accrued Tracking Fee" for a given coupon period, as more fully described in the relevant pricing supplement, represents an amount equal to the Tracking Fee of 0.85% per annum accrued for that coupon period multiplied by the Current Indicative Value on the Index Business Day prior to the date of determination, plus the aggregate amounts, if any, by which the previous Accrued Tracking Fees have exceeded the cash distributions, if any, made by the underlying MLPs. The Current Indicative Value, as more fully described in the relevant pricing supplement, equals the principal amount of the ETNs multiplied by a fraction the numerator of which is the VWAP Level of the Index as of the date of determination and the denominator of which is the Initial VWAP Level of the Index.

2. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a Repurchase Fee of 0.125%, as further described in the relevant pricing supplement.

Hypothetical, Historical Index Performance



Alerian MLP Index
S&P 500 Index
S&P 500 Utilities Index
Barcap US Aggregate Bond Index
Dow Jones AIG Commodity Index
800%
700%
600%
500%
400%
300%
200%
100%
0%
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

Sources: Bloomberg, JPMorgan. As of March 31, 2009. Each of these indices was calculated based on a level for such index set equal to 100% on December 29, 1995. The hypothetical, historical levels of the Index and other indices are presented for informational purposes only. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. Fluctuations in the Index may be more or less than that for the value of the ETNs. All returns displayed above are calculated without deducting any applicable transaction fees. There is no guarantee that the Index or the ETNs will outperform any alternative investment strategy. **Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant pricing supplement is based on the VWAP Level of the Alerian MLP Index and not on its closing level. The VWAP Level of the Index is calculated using the volume-weighted average price of the Index Components.**

ETN Details

Ticker	AMJ
Intraday Indicative Value of ETNs Ticker	AMJ.IV[3]
Index	Alerian MLP Index
Index Ticker	AMZ
CUSIP	46625H365
Tracking Fee	0.85% per annum
Repurchase Fee	0.125%
Issuer	JPMorgan Chase & Co.
Maturity Date	May 24, 2024
Coupons	Quarterly, Variable[4]
Primary Exchange	NYSE, Arca

3. The intraday indicative value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details.

4. The coupon is calculated based on the cash distributions, if any, paid on the underlying MLPs, less the Accrued Tracking Fee. The coupons are variable and may be zero. Please see the relevant pricing supplement for details.

Top 10 Index Components

Name	Ticker	Weight
Kinder Morgan Energy Partners LP	KMP	13.60%
Enterprise Products Partners LP	EPD	10.70%
Plains All American Pipeline LP	PAA	6.50%
Energy Transfer Partners LP	ETP	5.87%
Kinder Morgan Management LLC	KMR	4.87%
Energy Transfer Equity LP	ETE	4.02%
NuStar Energy LP	NS	3.45%
ONEOK Partners LP	OKS	3.43%
TEPPCO Partners LP	TPP	3.38%
Magellan Midstream Partners LP	MMP	3.38%

Source: Alerian Capital Management, LLC As of March 20, 2009.

What are the main risks in the ETNs?

The ETNs are not principal protected and may result in a loss.

The ETNs are exposed to the credit risk of JPMorgan Chase & Co.

The ETNs may not have an active trading market and may not continue to be listed on an exchange over their term.

The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Index and not on the closing level of the Index. The VWAP Level of the Index will most likely differ from the closing level of the Index or the IIV.

The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase.

The coupon payments on the ETNs will be variable and may be zero.

The Alerian MLP Index began publishing on June 1, 2006 and, therefore, has a limited history.

The Issuer's obligation to repurchase the ETNs is subject to substantial minimum size restrictions.

The tax consequences of the ETNs are uncertain.

You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant pricing supplement.